Exhibit 99.1

Sinovac Announces First Animal Study Results of Vaccine Against COVID-19

Published in SCIENCE

--- Inactivated vaccine for SARS-CoV-2 shows good safety and efficacy on

Rhesus Macaques

BEIJING, China, May 6, 2020 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today the publication of the preclinical study on animals for its vaccine candidate against COVID-19. This is the first challenge study of its SARS-CoV-2 vaccine candidate on animals to prove that the vaccine candidate is safe and provides protection to rhesus macaques. The paper, "Rapid development of an inactivated vaccine for SARS-CoV-2," is currently available online at Science magazine’s website at https://science.sciencemag.org/lookup/doi/10.1126/science.abc1932.

“Our study shows that our inactivated vaccine candidate induced SARS-CoV-2-specific neutralizing antibodies in mice, rats, and non-human primates, specifically the rhesus macaque. In fact, the results showed that our vaccine candidate offered safe and complete protection in rhesus macaques against SARS-CoV-2 strains,” commented Mr. Weidong Yin, Chairman, President, and CEO of Sinovac.

As announced previously, Sinovac’s work on developing a vaccine against COVID-19 began in January 2020 in partnership with leading academic research institutes in China. The Company received approval in April to conduct phase I/II studies on its inactivated vaccine candidate against COVID-19 in China. The Company has commenced the phase I trial on 144 healthy adults aged 18-59 years.

“Our preclinical results suggest a path forward for the clinical development of a SARS-CoV-2 vaccine for use in humans. As we begin our phase I trials, we will also accelerate the progress of our research in order to support the worldwide fight against COVID-19. Sinovac remains committed to developing vaccines for global use,” Mr. Yin concluded.

The preclinical paper is jointly authored by researchers from Sinovac, the Institutes of Laboratory Animal Sciences of China Academy of Medical Science, the Center of Disease Control and Prevention of Zhejiang Province, the Institute of Biophysics of Chinese Academy of Sciences, the National Institutes for Food and Drug Control in China, and the National Institute for Communicable Disease Control and Prevention of the Chinese Center for Disease Control and Prevention.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the Chinese Government’s stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, the effects of natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as SARS-CoV-2 (commonly referred to as COVID-19), and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com